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                 May 13, 2022

       Sanj Patel
       Chief Executive Officer
       Kiniksa Pharmaceuticals, Ltd.
       Clarendon House
       2 Church Street
       Hamilton HM11, Bermuda

                                                        Re: Kiniksa
Pharmaceuticals, Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed May 6, 2022
                                                            File No. 333-264751

       Dear Sanj Patel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Joe McCann at 202-551-6262 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Nathan Ajiashvili